UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

EQM Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

26885B 100

(CUSIP Number)

Kirk R. Oliver

625 Liberty Avenue, Suite 2000

Pittsburgh, Pennsylvania 15222

Telephone: (412) 553-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 26885B 100

1.	Names of Reporting Persons. EQGP Holdings, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 21,811,643 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 21,811,643 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,811,643 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.1%

14.	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP No: 26885B 100

1.	Names of Reporting Persons. EQGP Services, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 21,811,643 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 21,811,643 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,811,643 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.1%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No: 26885B 100

1.	Names of Reporting Persons. Equitrans Gathering Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 21,811,643 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 21,811,643 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,811,643 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.1%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No: 26885B 100

1.	Names of Reporting Persons. Equitrans Midstream Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,433,812 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,433,812 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,433,812 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No: 26885B 100

1.	Names of Reporting Persons. Equitrans Midstream Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 37,245,455 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 37,245,455 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,245,455 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.9%

14.	Type of Reporting Person (See Instructions) CO (Corporation)

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common units representing limited partner interests (Common Units) in EQM Midstream Partners, LP, a Delaware limited partnership (the Issuer). The principal executive offices of the Issuer are located at 625 Liberty Avenue, Suite 2000, Pittsburgh, Pennsylvania 15222.

This Schedule 13D is being filed solely by the Reporting Persons (as defined below), and supersedes in its entirety the Schedule 13D filed with the Securities and Exchange Commission (the Commission) on April 16, 2015, as amended (the Pre-Separation Schedule 13D), pursuant to which the Reporting Persons (as defined below), EQT Corporation (EQT) and certain of their affiliates from time to time reported their interests in Common Units prior to the Separation and Distribution (each as defined below) described in Item 3. EQT, which had jointly filed Amendment No. 8 to the Pre-Separation Schedule 13D together with the Reporting Persons but is not a Reporting Person under this Schedule 13D, is updating the information in the Pre-Separation Schedule 13D with respect to EQT by filing a separate amendment thereto reflecting that, as a result of the completion of the Separation and Distribution, EQT no longer beneficially owns any Common Units.

Item 2. Identity and Background.

(a)                                 This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit A by: (i) EQGP Holdings, LP, a Delaware limited partnership (EQGP), (ii) EQGP Services, LLC, a Delaware limited liability company and the general partner of EQGP (EQGP GP), (iii) Equitrans Gathering Holdings, LLC, a Delaware limited liability company (Gathering Holdings), (iv) Equitrans Midstream Holdings, LLC, a Delaware limited liability company (EMH), and (v) Equitrans Midstream Corporation, a Pennsylvania corporation (ETRN) (EQGP, EQGP GP, Gathering Holdings, EMH and ETRN collectively, the Reporting Persons).

EQGP is a limited partner of the Issuer and owns approximately 18.1% of the outstanding limited partner interests in the Issuer. EQGP GP is the general partner of EQGP and owns the entire non-economic general partner interest in EQGP. Gathering Holdings is (i) a limited partner of EQGP with an approximate 79.2% limited partner interest in EQGP, (ii) is the sole member of EQGP GP, and (iii) is also the sole stockholder of EQM GP Corporation, a Delaware corporation and limited partner of EQGP holding an approximate 0.1% limited partner interest in EQGP. EMH is (i) a limited partner of the Issuer and owns approximately 12.8% of the outstanding limited partner interests in the Issuer and (ii) a limited partner of EQGP and owns approximately 12.0% of the outstanding limited partner interests in EQGP. ETRN is a publicly traded company and the sole member of Gathering Holdings and EMH. Gathering Holdings and EMH are manager-managed limited liability companies with boards of managers. EQGP GP is a manager-managed limited liability company with a board of directors. ETRN is a corporation with a board of directors. The Reporting Persons are hereby filing a joint Schedule 13D.

(b)                                 The business address of each Reporting Person is 625 Liberty Avenue, Suite 2000, Pittsburgh, Pennsylvania, 15222.

(c)                                  The principal business of EQGP is to hold a limited partner interest in the Issuer and all of the membership interests in EQM Midstream Services, LLC, which is the general partner of the Issuer (the General Partner) holding all of the general partner interests in the Issuer and all of the incentive distribution rights of the Issuer. The principal business of EQGP GP is to act as the general partner of EQGP. The principal business of ETRN is to directly and indirectly hold investments in the entities conducting the midstream business formerly held by EQT, consisting of gathering, transmission and storage and water services operations (the Midstream Business), including the ownership, directly or indirectly, of Common Units, all of the membership interests in the General Partner, a limited partner interest in EQGP and all of the membership interests in EQGP GP. The principal business of each of EMH and Gathering Holdings is to serve as an intercompany holding company for subsidiaries of ETRN. ETRN conducts its business through three business segments: Gathering, Transmission and Water. Gathering and Transmission provide gathering, transmission and storage services for EQT’s produced gas, as well as for other producers of gas across the Appalachian Basin. Water provides water services that support well completion activities and collects and recycles or disposes of flowback and produced water for EQT and other customers in Washington and Green Counties, Pennsylvania and Belmont County, Ohio.

The name and present principal occupation of each director, manager and executive officer, as applicable, of the Reporting Persons (Covered Individuals) are set forth in the table below. The Covered Individuals, together with the Reporting Persons, are collectively referred to herein as the Covered Persons.

All Covered Individuals are United States citizens. The business address of each of the Covered Individuals is c/o Equitrans Midstream Corporation, 625 Liberty Avenue, Suite 2000, Pittsburgh, Pennsylvania 15222.

Name	Position
Equitrans Midstream Corporation
Thomas F. Karam	Director, President and Chief Executive Officer
David L. Porges	Chairman of the Board
Vicky A. Bailey	Director
Kenneth M. Burke	Director
Margaret K. Dorman	Director
Norman J. Szydlowski	Director
Robert F. Vagt	Director
Diana M. Charletta	Executive Vice President and Chief Operating Officer
Kirk R. Oliver	Senior Vice President and Chief Financial Officer
Charlene Petrelli	Senior Vice President and Chief Administrative Officer
Phillip D. Swisher	Vice President and Chief Accounting Officer
Robert C. Williams	Vice President and General Counsel
Equitrans Gathering Holdings, LLC
Thomas F. Karam	President and Chief Executive Officer
Diana M. Charletta	Member of Board of Managers, Executive Vice President and Chief Operating Officer
Kirk R. Oliver	Member of Board of Managers, Senior Vice President and Chief Financial Officer
Phillip D. Swisher	Member of Board of Managers, Vice President and Chief Accounting Officer
Equitrans Midstream Holdings, LLC
Thomas F. Karam	President and Chief Executive Officer
Diana M. Charletta	Member of Board of Managers, Executive Vice President and Chief Operating Officer
Kirk R. Oliver	Member of Board of Managers, Senior Vice President and Chief Financial Officer
Phillip D. Swisher	Member of Board of Managers, Vice President and Chief Accounting Officer
EQGP Services, LLC
Thomas F. Karam	Chairman of the Board, President and Chief Executive Officer
David L. Porges	Director
Kenneth M. Burke	Director
Diana M. Charletta	Director, Executive Vice President and Chief Operating Officer
Kimberly T. Fleming	Director
Mark S. Lewis	Director
Kirk R. Oliver	Director, Senior Vice President and Chief Financial Officer
Phillip D. Swisher	Vice President and Chief Accounting Officer

(d) - (e)         During the past five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

At 11:59 p.m., Eastern Time, on November 12, 2018, EQT completed the previously-announced separation (the Separation) of the Midstream Business from its upstream business, consisting of natural gas, oil, and natural gas liquids development, production and sales and commercial operations (the Upstream Business), and subsequent spinoff from EQT of ETRN, which following the Separation, directly and indirectly holds the Midstream Business. The Separation was completed by means of a pro rata distribution (the Distribution) by EQT of 80.1% of the outstanding common stock of ETRN to the holders of EQT common stock. Upon completion of the Separation and Distribution, EQT ceased to be the sole shareholder of ETRN and ETRN became a separate publicly-traded company.

Prior to the Separation and Distribution, the Reporting Persons previously acquired the Common Units reported herein as a result of the transactions described below:

At the closing of the Issuer’s initial public offering on July 2, 2012 (the IPO), the following transactions, among others, occurred: the Issuer issued to EQT Midstream Investments, LLC, a wholly owned subsidiary of EQT (EQT Midstream), 17,339,718 subordinated units and 2,964,718 Common Units representing an aggregate 57.4% ownership interest in the Issuer as of such time pursuant to a Contribution, Conveyance and Assumption Agreement dated July 2, 2012, among the Issuer, the General Partner, EQT, Midstream Investments, EQT Investments Holdings, LLC, a wholly owned subsidiary of EQT (Investments Holdings), Equitrans Investments, LLC, a wholly owned subsidiary of the Issuer, Equitrans, L.P., a wholly owned subsidiary of the Issuer (Equitrans), Equitrans Services, LLC, a wholly owned subsidiary of the Issuer, and ET Blue Grass, LLC (the Initial Contribution Agreement).

The foregoing description of the Initial Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the Initial Contribution Agreement, a copy of which was filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on July 2, 2012, which exhibit is herein incorporated by reference in its entirety.

On July 15, 2013, the Issuer, the General Partner, Equitrans, Investments Holdings and Sunrise Pipeline, LLC entered into an Agreement and Plan of Merger (the Sunrise Merger Agreement) pursuant to which Sunrise Pipeline, LLC merged with and into Equitrans effective as of July 22, 2013, with Equitrans continuing as the surviving entity (the Sunrise Merger). The aggregate consideration paid by the Issuer in connection with the Sunrise Merger as of the closing date was approximately $540 million, consisting of (i) a $507.5 million cash payment to Investments Holdings, (ii) 479,184 Common Units issued to Midstream Investments and (iii) 267,942 general partner units of the Issuer issued to the General Partner. The cash portion of the purchase price was funded with the net proceeds of a public offering (the 2013 Offering) of 12,650,000 Common Units registered under the Securities Act of 1933, as amended, pursuant to a shelf registration statement on Form S-3 (Registration No. 333-189719), which became effective automatically upon filing with the Commission on July 1, 2013 (the Shelf Registration Statement).  The 2013 Offering and the Sunrise Merger closed on July 22, 2013.

The foregoing description of the Sunrise Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Sunrise Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on July 15, 2013, which exhibit is herein incorporated by reference in its entirety.

On April 30, 2014, the Issuer, the General Partner, EQM Gathering Opco, LLC, a wholly owned subsidiary of the Partnership (EQM Gathering), and EQT Gathering, LLC, a wholly owned subsidiary of EQT (EQT Gathering), entered into a definitive Contribution Agreement (Jupiter Contribution Agreement) pursuant to which EQT Gathering contributed to EQM Gathering certain assets constituting the Jupiter natural gas gathering system (Jupiter Acquisition). The aggregate consideration paid by the Issuer in connection with the Jupiter Acquisition as of the closing date was approximately $1.18 billion, consisting of (i) an approximately $1.12 billion cash payment to EQT, (ii) 516,050 Common Units issued to Midstream Investments and (iii) 262,828 general partner units of the

Issuer issued to the General Partner.  The cash portion of the purchase price was funded with the net proceeds of a public offering (2014 Offering) of 12,362,500 Common Units registered under the Securities Act of 1933, as amended, pursuant to the Shelf Registration Statement.  The 2014 Offering and the Jupiter Acquisition closed on May 7, 2014.

The foregoing description of the Jupiter Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the Jupiter Contribution Agreement, a copy of which was filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 30, 2014, which exhibit is herein incorporated by reference in its entirety.

On February 17, 2015, all of the Issuer’s 17,339,718 subordinated units converted, for no additional consideration, into Common Units on a one-for-one basis upon satisfaction of certain financial tests for termination of the subordination period set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, dated July 12, 2012, as amended.

On March 10, 2015, the Issuer, EQT, the General Partner, EQM Gathering, EQT Gathering, EQT Energy Supply Holdings, LP and EQT Energy, LLC entered into a definitive Contribution and Sale Agreement (NWV Contribution Agreement) pursuant to which EQT Gathering contributed to EQM Gathering certain assets constituting the Northern West Virginia Marcellus Gathering System effective March 17, 2015 (NWV Acquisition). The aggregate consideration paid by the Issuer in connection with the NWV Acquisition as of the closing date was approximately $925.7 million, consisting of (i) an approximately $873.2 million cash payment to EQT, (ii) 511,973 Common Units issued to Midstream Investments and (iii) 178,816 general partner units of the Issuer issued to the General Partner.  The cash portion of the purchase price was funded in part with a portion of the net proceeds of a public offering (2015 Offering) of 8,250,000 Common Units registered under the Securities Act of 1933, as amended, pursuant to the Shelf Registration Statement.  The 2015 Offering and the NWV Acquisition closed on March 17, 2015.

The foregoing description of the NWV Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the NWV Contribution Agreement, a copy of which was filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 10, 2015, which exhibit is herein incorporated by reference in its entirety.

On April 13, 2015, Gathering Holdings, EQT Gathering, EQGP and EQGP GP entered into a definitive Contribution, Conveyance and Assumption Agreement (General Partner Contribution Agreement), pursuant to which (i) EQT Gathering distributed all of the outstanding limited liability company interests in Midstream Investments and all of the outstanding limited liability company interests in the General Partner (General Partner Interests) to Gathering Holdings, its sole member, and (ii) Gathering Holdings subsequently contributed the General Partner Interests to EQGP (the General Partner Contribution). The General Partner Contribution became effective on April 13, 2015.

On April 13, 2015, Midstream Investments and EQGP entered into an Agreement of Merger (the Merger Agreement), pursuant to which Midstream Investments, which owned 21,811,643 Common Units of the Issuer, merged with and into EQGP, with EQGP surviving (the Merger). The Merger became effective on April 13, 2015.

The foregoing descriptions of the General Partner Contribution Agreement and the Merger Agreement do not purport to be complete and are qualified in their entirety by reference to the General Partner Contribution Agreement and the Merger Agreement, copies of which were filed as Exhibit 10.1 and Exhibit 10.6, respectively, to Amendment No. 2 to EQGP Holdings, LP’s Form S-1 Registration Statement (#333-202053) filed with the Commission on April 23, 2015, which exhibits are herein incorporated by reference in their entirety.

On April 25, 2018, EQT, Rice Midstream Holdings LLC, a wholly owned subsidiary of EQT (together with EQT, the EQT Parties), the Issuer and EQM Gathering Holdings, LLC, a wholly owned subsidiary of the Issuer

(EQM Gathering Holdings and together with the Issuer, the EQM Parties), entered into a Contribution and Sale Agreement (the Drop-Down Agreement), pursuant to which the EQM Parties or their subsidiaries acquired from the EQT Parties all of the EQT Parties’ interests in Rice West Virginia Midstream LLC, Rice Olympus Midstream LLC and Strike Force Midstream Holdings LLC in exchange for (A) an aggregate of 5,889,282 Common Units and (B) aggregate cash consideration of $1.15 billion (the Drop-Down Transactions).  The Drop-Down Transactions were completed on May 22, 2018.

The foregoing description of the Drop-Down Agreement does not purport to be complete and is qualified in its entirety by reference to the Drop-Down Agreement, a copy of which was filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 26, 2018, which exhibit is herein incorporated by reference in its entirety.

Also on April 25, 2018, the Issuer entered into an Agreement and Plan of Merger (the Midstream Merger Agreement) with the General Partner, EQM Acquisition Sub, LLC, a wholly owned subsidiary of the Issuer (Merger Sub), EQM GP Acquisition Sub, LLC, a wholly owned subsidiary of the Issuer (GP Merger Sub), Rice Midstream Partners LP, a then publicly-traded subsidiary of EQT (RMP), Rice Midstream Management LLC, the general partner of RMP (the RMP General Partner), and, solely for purposes of certain provisions therein, EQT. Pursuant to the Midstream Merger Agreement, on July 23, 2018, (i) Merger Sub merged with and into RMP with RMP continuing as the surviving limited partnership and a wholly owned indirect subsidiary of the Issuer, and (ii) GP Merger Sub merged with and into the RMP General Partner, with the RMP General Partner continuing as the surviving entity and a wholly owned indirect subsidiary of the Issuer ((i) and (ii) collectively, the Midstream Mergers).

At the effective time of the merger of RMP with and into Merger Sub (the Effective Time), (i) each common unit representing a limited partner interest in RMP (a RMP Common Unit) issued and outstanding immediately prior to the Effective Time was converted into the right to receive 0.3319 Common Units (the Midstream Merger Consideration), (ii) the issued and outstanding incentive distribution rights in RMP were cancelled and (iii) each outstanding award of phantom units in respect of RMP Common Units fully vested and converted into the right to receive the Midstream Merger Consideration, less applicable tax withholding, in respect of each RMP Common Unit subject thereto.

The foregoing description of the Midstream Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Midstream Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018, which exhibit is herein incorporated by reference in its entirety.

In connection with the Separation and the Distribution, EQT and its wholly owned subsidiaries underwent an internal restructuring (the Internal Reorganization) pursuant to which, among other things, (i) effective as of October 22, 2018, (A) Rice Midstream Holdings LLC (RMH), which was the record and beneficial owner of 5,889,282 Common Units and sole member of the general partner of Rice Midstream GP Holdings, LP, a wholly owned indirect subsidiary of EQT (RMGH), merged with and into EQT RE, LLC, a wholly owned indirect subsidiary of EQT (EQT RE), and (B) Rice Midstream GP Holdings, LP, a wholly owned indirect subsidiary of EQT, which was the record and beneficial owner of  9,544,530 Common Units, merged with and into EMH, and (ii) effective as of October 26, 2018 (A) EQT RE transferred the 5,889,282 Common Units acquired pursuant to the transaction described in clause (i)(A) above to EMH, (B) EQT Production Company, a wholly owned subsidiary of EQT (EPC), contributed all of the outstanding membership interests of Gathering Holdings to ETRN, (C) EPC distributed all of the outstanding membership interests in EMH and all of the outstanding shares of common stock of ETRN to Investments Holdings, (D) Investments Holdings distributed all of the outstanding membership interests in EMH and all of the outstanding shares of common stock of ETRN to EQT, and (D) EQT contributed all of the outstanding membership interests in EMH to ETRN.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Units reported herein solely for investment purposes.  The Reporting Persons may acquire additional Common Units from the Issuer or third parties in the open market or in private transactions, in connection with future issuances of its Common Units or otherwise, depending on the Reporting Persons’ business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)—(j) of Schedule 13D:

(a)                                 The Issuer may grant performance awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and other unit-based awards to employees and non-employee directors of the General Partner and any of its affiliates pursuant to the EQT Midstream Services, LLC 2012 Long-Term Incentive Plan (2012 Long-Term Incentive Plan) adopted by the General Partner. The General Partner may acquire Common Units for issuance pursuant to the 2012 Long-Term Incentive Plan on the open market, directly from the Issuer, from any other person, or any combination of the foregoing.

(b)                                 None.

(c)                                  None.

(d)                                 Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. The Reporting Persons, as direct and indirect owners of the General Partner, will have the ability to elect all the members of the board of directors of the General Partner. The Reporting Persons, however, have no current intention of changing the board of directors of the General Partner.

(e)                                  The Reporting Persons, as direct and indirect owners of the General Partner, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of materially changing the present capitalization or dividend policy of the Issuer.

(f)                                   None.

(g)                                  None.

(h)                                 None.

(i)                                     None.

(j)                                    As of the date of this filing, the Reporting Persons have not formulated any definitive plan or proposal relating to or which would result in any of the matters specified in clauses (a) through (i) of Item 4 of Schedule 13D with respect to the Issuer or its subsidiaries (the Enumerated Matters). However, the Reporting Persons are evaluating a wide range of potential transactions and strategic alternatives involving the Issuer and its subsidiaries, which could involve any or all of the Enumerated Matters, including, without limitation, one or more of a combination of EQGP and the Issuer or the modification or elimination of the incentive distribution rights of the Issuer, or similar transactions. Any such potential transaction or strategic alternative would be undertaken in accordance with the Tax Matters Agreement entered into in connection with the Separation and Distribution. There can be no assurance that exploration of any transaction or alternative, to the extent undertaken, would result in a transaction of interest to the Reporting Persons or the Issuer, or as to the terms of any such transaction. The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

Item 5. Interest in Securities of the Issuer.

(a)                                 (1)                                 As of November 12, 2018, the number of Common Units issued and outstanding is approximately 120,456,425. As of November 12, 2018, EQGP is the record and beneficial owner of 21,811,643 Common Units, which represent approximately 18.1% of the outstanding Common Units.

(2)                                 EQGP GP does not directly own any Common Units; however, as the general partner of EQGP and the direct owner of the entire non-economic general partner interest in EQGP, it may be deemed to beneficially own the 21,811,643 Common Units beneficially owned by EQGP, which represent approximately 18.1% of the outstanding Common Units.

(3)                                 Gathering Holdings does not directly own any Common Units; however, as the direct or indirect owner of approximately 79.3% of the limited partner interests in EQGP and the sole member of EQGP GP, it may be deemed to beneficially own the 21,811,643 Common Units beneficially owned by EQGP, which represent approximately 18.1% of the outstanding Common Units.

(4)                                 As of November 12, 2018, EMH is the record and beneficial owner of 15,433,812 Common Units, which represent approximately 12.8% of the outstanding Common Units.

(5)                                 ETRN does not directly own any Common Units; however, as the sole member of Gathering Holdings and indirect owner of 100% of the membership interests in EQGP GP and the sole member of EMH, it may be deemed to beneficially own the 21,811,643 Common Units beneficially owned by EQGP and the 15,433,812 Common Units beneficially owned by EMH, which in the aggregate represent approximately 30.9% of the outstanding Common Units.

(6)                                 In addition, as of the date hereof, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned		Percentage of Class Beneficially Owned
David L. Porges	42,148		*
Vicky A. Bailey	1,000		*
Kenneth M. Burke	—		*
Diana M. Charletta	3,246	(1)	*
Margaret K. Dorman	11,000		*
Kimberly T. Fleming	—		*
Thomas F. Karam	—		*
Mark S. Lewis	—		*
Kirk R. Oliver	—		*
Charlene Petrelli	18,130		*
Phillip D. Swisher	1,790		*
Norman J. Szydlowski	—		*
Robert F. Vagt	2,961		*
Robert C. Williams	—		*

*Less than 1% of the class beneficially owned.

(1) Includes 1,000 Common Units beneficially held by spouse.

(b)                                 The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c)                                  Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)                                 The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)                                  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Issuer’s Partnership Agreement

The General Partner, as the sole general partner of the Issuer, EQGP, as a limited partner of the Issuer, and all other limited partners of the Issuer, are party to the Second Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of October 12, 2018 (the Partnership Agreement).

Cash Distributions

The Issuer’s cash distribution policy requires it to pay cash distributions at an initial distribution rate of $0.35 per Common Unit per quarter ($1.40 per Common Unit on an annualized basis) to the extent the Issuer has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to its general partner and its affiliates. The Issuer calls this quarterly distribution amount the “minimum quarterly distribution” and the Issuer’s ability to pay it is subject to various restrictions and other factors.

The Partnership Agreement requires the Issuer to distribute, at the end of each quarter, all of its cash on hand, less reserves established by the General Partner. The Issuer refers to this amount as “available cash.”

The Partnership Agreement requires that the Issuer distribute all of its available cash in the following manner:

•                  first, 100.0% to the General Partner and all unitholders, in accordance with their respective percentage interests, until the Issuer distributes for each outstanding Common Unit an amount equal to the minimum quarterly distribution for that quarter; and

•                  thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.

If cash distributions to the unitholders exceed $0.4025 per unit in any quarter, the General Partner will receive, in addition to distributions in a percentage equal to its percentage interest, increasing percentages, up to 48%, of the cash the Issuer distributes in excess of that amount. These distributions are referred to as “incentive distributions.”

Issuance of Additional Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of units (other than general partner units) on the terms determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner controls the Issuer and the unitholders have only limited voting rights. Unitholders have no rights to elect the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Issuer’s units, including units owned by the General Partner and its affiliates, other than general partner units. The ownership of more than 33 1/3% of the Issuer’s outstanding units by the General Partner and its affiliates would give them the practical ability to prevent the General Partner’s involuntary removal.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding Common Units, the General Partner has the right, but not the obligation, to purchase all of the remaining Common Units at a price not less than the then-current market price of the Common Units as calculated in accordance with the Partnership Agreement.

Registration Rights

Pursuant to the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units or other partnership interests (other than the general partner interest) proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following the withdrawal or removal of the General Partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

GP Interest Maintenance Election

Pursuant to the Partnership Agreement, the General Partner may elect to maintain its GP Percentage immediately prior to an issuance of any additional Limited Partner Interests upon giving notice to the Issuer of such election, which shall be effective immediately, and notice of whether the General Partner will make the Capital Contribution required under the Issuer’s Partnership Agreement solely in Common Units of the Issuer (all capitalized terms in this paragraph not otherwise defined in this Schedule 13D are defined in the Partnership Agreement, as amended).

The General Partner’s Limited Liability Company Agreement

EQGP, as the sole member of the General Partner, has the right to elect the members of the board of directors of the General Partner pursuant to the terms of the General Partner’s limited liability company agreement.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.3 to the Issuer’s current report on Form 8-K filed with the Commission on October 15, 2018, which is incorporated by reference in its entirety in this Item 6.  References to, and descriptions of, the General Partner’s limited liability company agreement as set forth in this Item 6 are qualified in their entirety by reference to the Fourth Amended and Restated Limited Liability Company Agreement of the General Partner filed as Exhibit 3.4 to the Issuer’s current report on Form 8-K filed with the Commission on October 15, 2018, which is incorporated by reference in its entirety in this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:

EXHIBIT A	Joint Filing Agreement dated November 13, 2018 (filed herewith).

EXHIBIT B

Second Amended and Restated Agreement of Limited Partnership of EQM Midstream Partners, LP, dated October 12, 2018 (filed as Exhibit 3.3 to the Issuer’s current report on Form 8-K filed with the Commission on October 15, 2018 and incorporated herein in its entirety by reference).

EXHIBIT C

Fourth Amended and Restated Limited Liability Company Agreement of EQM Midstream Services, LLC, dated October 12, 2018 (filed as Exhibit 3.4 to the Issuer’s current report on Form 8-K filed with the Commission on October 15, 2018 and incorporated herein in its entirety by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 13, 2018

EQGP HOLDINGS, LP

By:	EQGP Services, LLC, its general partner

By:	/s/ Thomas F. Karam
Name: Thomas F. Karam
Title: President and Chief Executive Officer

EQGP SERVICES, LLC

By:	/s/ Thomas F. Karam
Name: Thomas F. Karam
Title: President and Chief Executive Officer

EQUITRANS GATHERING HOLDINGS, LLC

By:	/s/ Thomas F. Karam
Name: Thomas F. Karam
Title: President

EQUITRANS MIDSTREAM HOLDINGS, LLC

By:	/s/ Thomas F. Karam
Name: Thomas F. Karam
Title: President

EQUITRANS MIDSTREAM CORPORATION

By:	/s/ Thomas F. Karam
Name: Thomas F. Karam
Title: President and Chief Executive Officer

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: November 13, 2018

[Signature Page Follows]

EQGP HOLDINGS, LP

By:	EQGP Services, LLC, its general partner

By:	/s/ Thomas F. Karam
Name: Thomas F. Karam
Title: President and Chief Executive Officer

EQGP SERVICES, LLC

By:	/s/ Thomas F. Karam
Name: Thomas F. Karam
Title: President and Chief Executive Officer

EQUITRANS GATHERING HOLDINGS, LLC

By:	/s/ Thomas F. Karam
Name: Thomas F. Karam
Title: President

EQUITRANS MIDSTREAM HOLDINGS, LLC

By:	/s/ Thomas F. Karam
Name: Thomas F. Karam
Title: President

EQUITRANS MIDSTREAM CORPORATION

By:	/s/ Thomas F. Karam
Name: Thomas F. Karam
Title: President and Chief Executive Officer